UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                --------------------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1 )*

                        Dal-Tile International Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                23426R 10 8
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                               (CUSIP Number)

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                                May 16, 2001
          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 |_|   Rule 13d-1(b)
                 |_|   Rule 13d-1(c)
                 |X|   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23426R 10 8                13G                  Page 2 of 7 Pages


1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        DTI Investors LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (See Instructions)     (b)  [ ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                        None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0%

12  TYPE OF REPORTING PERSON (See Instructions)

        OO

CUSIP No. 23426R 10 8                13G                  Page 3 of 7 Pages


1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        AEA Investors Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (See Instructions)     (b)  [ ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                        None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0%

12  TYPE OF REPORTING PERSON (See Instructions)

        CO

CUSIP No. 23426R 10 8                13G                  Page 4 of 7 Pages


                                SCHEDULE 13G


ITEM 1(a).     NAME OF ISSUER:

               Dal-Tile International Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               7834 Hawn Freeway
               Dallas, Texas 75217

ITEM 2(a).-(c).  NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
               OFFICE OR, IF NONE, RESIDENCE; CITIZENSHIP:

               This statement is filed on behalf of DTI Investors LLC, a Delaware limited liability company (the "LLC") and AEA Investors Inc., a Delaware corporation ("AEA"). AEA was the Manager of the LLC. By virtue of its being the Manager of the LLC, AEA may have been deemed to have had beneficial ownership of any and all shares of Common Stock of Dal-Tile International Inc. beneficially owned by the LLC. The address of both DTI Investors LLC and AEA Investors Inc. is 65 East 55th Street, New York, New York 10022.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               23426R 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [ ] An investment adviser in accordance
                    withss.240.13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP

               (a)  Amount beneficially owned: 0 shares of Common Stock.

               (b)  Percent of class: 0%

               (c)  Number of shares as to which the person has:

                    (i)    Sole power to vote or to direct the vote: 0

                    (ii)   Shared power to vote or to direct the vote: 0

                    (iii)  Sole power to dispose or to direct the
                           disposition of: 0

                    (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.


ITEM 10.       CERTIFICATIONS.

               Not Applicable.

                               SIGNATURE PAGE
                               --------------

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  DTI INVESTORS LLC

                                  By:  AEA Investors Inc.,
                                  its Manager

Dated:  February 12, 2002         By:  /s/ Christine J.Smith
                                     -------------------------
                                     Christine J. Smith,
                                     Vice President

                                   AEA INVESTORS INC.

                                   By:  /s/ Christine J.Smith
                                      -------------------------
                                      Christine J. Smith,
                                      Vice President